Mail Stop 3561

November 5, 2007

Mr. Martin J. Matthews
Interim Chief Financial Officer
Broder Bros., Co.
Six Neshaminy Interplex, 6th Floor
Trevose, Pennsylvania 19053

> **Re: Broder Bros., Co.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 14, 2007**
> **Response Letter Dated October 4, 2007**
> **File No. 333-110029**

Dear Mr. Matthews:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2006

Redeemable Securities, page 43

1.   We have reviewed your response to comment 5 in our letter dated September 20, 2007. It is still unclear from your response and disclosures how you account for the issuance and redemption of the common shares held by certain key executives that may be put to the company under certain circumstances. Please provide us with the following information regarding these puttable shares:

        •   Provide us with the journal entries you use to record the issuance and redemption of the securities. It appears from the "issuance of stock upon redemption of redeemable securities" line item that redemptions during each of the last three fiscal years have resulted in amounts recorded to common stock, warrants, treasury stock and/or additional paid in capital. Please clarify the underlying reason for the differing accounting treatment applied to each redemption and tell us why these redemptions result in additions to additional paid in capital. Considering that the securities are redeemed for cash and no equity is issued in connection with these transactions, please also explain why there are increases to the number of common shares; and

- Since your disclosures suggest that you redeemed puttable shares for cash during 2004 and 2005, please clarify why there are no related amounts reported in the "redemption of redeemable securities" line item in the financing activities section of your statements of cash flows for those periods.

Ratio of Earnings to Fixed Charges

2.   We have reviewed your response to comment 7 in our letter dated September 20, 2007. Please ensure that fixed charges include an estimate of the interest within rental expense related to your capital lease obligations.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Regina Balderas at (202) 551-3722 or, in her absence, Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief